Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about its contents or as to the action which you should take, you are recommended to seek your own independent financial advice from your stockbroker, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 (as amended).

If you have sold or transferred any or all of your shares in Tremor International Ltd. please pass this document together with the accompanying Form of Proxy or Form of Direction as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

This document should be read as a whole together with the accompanying Form of Proxy or Form of Direction. Whether or not shareholders propose to attend the 2021 Annual General Meeting, they are requested to complete and return the enclosed Form of Proxy or Form of Direction in accordance with the instructions printed on such form. The return of a Form of Proxy or Form of Direction will not preclude a member from attending and voting at the Annual General Meeting in person should he/she subsequently decide to do so.

Tremor International Ltd.

Notice of Annual General Meeting

Notice of Annual General Meeting

Notice is hereby given that an Annual General Meeting of Tremor International Ltd. (the “Company”) will be held at the principal executive offices of the Company at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel on 14 September 2021 at 12:30 pm (Israel time).

The Annual General Meeting will be held for the following purposes:

To receive and discuss with the directors the financial statements of the Company for the year ended 31 December 2020 together with the report of the auditors thereon.

As ordinary business to consider, and, if thought fit, pass Resolutions 1 to 7 inclusive below:

1.
To re-elect Christopher Stibbs, who retires by rotation pursuant to Article 42 of the Company’s Articles of Association, as an independent non-executive director (if re-elected, Mr. Stibbs shall continue to serve as Chairman of the Company’s Board of Directors following the Annual General Meeting).

2.	To re-elect Rebekah Brooks, who retires by rotation pursuant to Article 42 of the Company’s Articles of Association, as a non-executive director.

3.	To re-elect Norm Johnston, who retires by rotation pursuant to Article 42 of the Company’s Articles of Association, as a non-executive director.

4.	To re-elect Ofer Druker, who retires by rotation pursuant to Article 42 of the Company’s Articles of Association, as a director.

5.	To re-elect Yaniv Carmi, who retires by rotation pursuant to Article 42 of the Company’s Articles of Association, as a director.

6.	To re-elect Sagi Niri, who retires by rotation pursuant to Article 42 of the Company’s Articles of Association, as a director.

7.
To re-appoint Somekh Chaikin, Member Firm of KPMG International, as the Company’s independent external auditor for 2021 and to authorise the Company’s Board of Directors (or, the Audit Committee, if authorised by the Board of Directors) to fix its remuneration.

By order of the Board of Directors

Christopher Stibbs
Chairman of the Board

Yaniv Carmi
Company Secretary

10 August 2021

Registered Office
82 Yigal Alon Street
Tel Aviv 6789124
Israel
Registered in Israel number 513956060

Explanatory Notes:

Resolutions 1-6.

1.
The Company’s Amended and Restated Articles of Association (the “Articles”) require the directors to retire and if wishing to serve again, to offer themselves for re-election by the shareholders at each Annual General Meeting.

a.
The Company’s Board of Directors currently consists of nine directors, six of which are Non-Executive Directors: (i) Christopher Stibbs, the Chairman of the Board and Non-Executive Director, (ii) Neil Jones, the Senior Non-Executive Director, (iii) Joanna Parnell, the Non-Executive Director, (iv) Lisa Klinger, the Non-Executive Director, (v) Rebekah Brooks, the Non-Executive Director, and (vi) Norm Johnston, the Non-Executive Director. The three remaining directors are the Company’s Executive Directors, Ofer Druker, the Company’s Chief Executive Officer, Yaniv Carmi, the Company’s Chief Operating Officer, and Sagi Niri, the Company’s Chief Financial Officer.

b.
Following the Company’s dual listing on Nasdaq in June 2021, the Company is exempt from the requirement to appoint External Directors in accordance with the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Accordingly, effective upon the dual listing in June 2021, the three Company directors who filled the roles of External Directors until the dual listing – Mr Jones, Ms Parnell and Mr Klinger, transitioned out of the role of External Directors and are not required to stand for re-election at this Annual General Meeting in accordance with the Israeli Companies Law and their terms of office will end at the 2022 Annual General Meeting.  Commencing the 2022 Annual General Meeting, each of Mr Jones, Ms Parnell and Mr Klinger will serve for one year terms similar to all other Company directors.

c.
Each of Mr Stibbs, Mr Jones, Ms Brooks, Mr Johnston, Ms Klinger and Ms Parnell qualifies as an independent director under the corporate governance standards of The Nasdaq Stock Market and under the independence requirements of Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended; each of Mr Jones and Ms Klinger qualifies as an “audit committee financial expert”, as defined by the rules of the U.S. Securities and Exchange Commission and has the requisite financial experience defined by listing standards of The Nasdaq Stock Market; and each of the Company’s directors has the necessary qualifications and expertise required under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), to serve as a director of a public company.

d.
All members of the Audit Committee, the Compensation Committee and the Sustainability, Nominating and Governance Committee are Non-Executive Directors, with Ms Klinger serving as the Chair of the Audit Committee, Mr Jones serving as the Chair of the Compensation Committee, and Mr Stibbs serving as the Chair of the Sustainability, Nominating and Governance Committee.

2.
Following is biographical details for each of the Company’s directors (including Mr Jones, Ms Klinger and Ms Parnell who are not standing for re-election at the Annual General Meeting, as described above):

Christopher Stibbs. Christopher Stibbs has served as a member of the Board of Directors since May 2019 and as the Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. Until August 2019, he served as Chief Executive of The Economist Group (the “Economist Group”). Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson and Incisive Media. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers, currently has a non-executive role at Oxford University Press and is Chairman of Times Higher Education.

Ofer Druker. Ofer Druker has served as the Chief Executive Officer and as a member of the Board of Directors since April 2019 following the completion of the merger with RhythmOne. From November 2017 to April 2019, Mr. Druker served as our Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd., a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

Sagi Niri. Sagi Niri has served as the Chief Financial Officer since March 2020 and as a member of the Board of Directors since June 2020. Mr. Niri has over 20 years of experience in finance and leadership roles in the technology and real estate sectors. Mr. Niri previously served as Chief Executive Officer of Labs (“Labs”), and Chief Financial Officer of LabTech Investments Ltd., Labs’ parent company, which owns and manages office, retail and residential real estate in London. In addition, Mr. Niri spent over nine years at Matomy, initially as Chief Operating Officer/Chief Financial Officer and more recently as Chief Executive Officer. Mr. Niri is a member of the Institute of Certified Public Accountants in Israel and holds an M.B.A. in Finance from Manchester University and a B.A. in Corporate Finance from the College of Management in Israel.

Yaniv Carmi. Yaniv Carmi has served as the Chief Operating Officer since March 2020 and as a member of the Board of Directors since 2014. Mr. Carmi previously served as the Company’s Chief Financial Officer from January 2010 to March 2020. He is currently responsible for the delivery of our business plan and driving our growth ambitions. Mr. Carmi was instrumental in our initial public offering of our ordinary shares on AIM in 2014 and in the subsequent global expansion in operations, including significant M&A activity. He is an experienced finance professional, whose previous roles include tax and audit senior at KPMG Israel. Mr. Carmi is also a Certified Public Accountant and holds a B.A. in Economics and Accounting from Ben-Gurion University and an M.B.A. in Financial Management from Tel Aviv University.

Rebekah Brooks. Rebekah Brooks has served as a member of the Board of Directors since June 2020. Ms. Brooks is Chief Executive of British newspaper publisher News Corp UK and Ireland, part of News Corp, a position she has held since 2015, having first joined News Corp in 1989. Starting as a feature writer for the News of the World, Ms. Brooks became Editor of the Sun in 2003, a position she held until July 2009. From 2009 to 2011, she served as Chief Executive of News International, overseeing a period of significant growth in newspaper operating profit and paid-for digital subscriptions at The Times. Following her appointment as Chief Executive of News Corp UK and Ireland, Ms. Brooks restructured the Sun’s online strategy, driving significant audience growth. In 2016, she also oversaw the strategic acquisition of Wireless, the owner of national radio brands talkSPORT, talkRADIO and Virgin Radio. Ms. Brooks is a Director of News Group Newspapers and Times Newspapers, and a Non-Executive Director of PA Group, the parent company of the Press Association.

Norm Johnston. Norm Johnston has served as a member of the Board of Directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he has held since April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP and GroupM’s Mindshare, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever, Nestle and American Express. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

Neil Jones. Neil Jones has served as a member of the Board of Directors since 2014. Mr. Jones is currently Chief Operating Officer and a member of the board of directors of Huntsworth plc, a healthcare communications and public relations group, which is listed on the Main Market of the London Stock Exchange. Between February 2016 and October 2019, Mr. Jones held the position of Chief Financial Officer at Huntsworth plc. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer from 2008. Between 2003 and 2008, Mr. Jones was Group Finance Director at Tarsus Group plc, and prior to that, he spent five years as Finance Director (Europe) at Advanstar Communications. Mr. Jones has a B.A. in Economics from the University of Manchester and completed the ACA in July 1990 with Price Waterhouse.

Joanna Parnell. Joanna Parnell has served as a member of the Board of Directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemaker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross-platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

Lisa Klinger. Lisa Klinger has served as a member of the Board of Directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, Ms. Klinger was Chief Financial Officer at Ideal Image Development Corp, one of the largest cosmetic and aesthetic services providers in the United States, between 2018 and 2019, and prior to that she held the role of Chief Financial and Administrative Officer between 2016 and 2017 at Peloton Interactive Inc., the American exercise equipment and media company. Ms. Klinger has also held senior finance roles at Fresh Market Inc., where she was Executive and Vice President, Chief Financial Officer for three years, as well as at Michaels Stores Inc., where she was Senior Vice President, Finance and Treasurer for four years, and Acting Chief Financial Officer. Ms. Klinger is currently a member of the board of directors and the chair of the audit committee of Emerald Holding Inc. (NYSE:EEX), a leading operator of B2B trade shows in the United States, and a member of the board of directors of PartyCity HoldCo Inc. (NYSE:PRTY), a party goods retailer in North America. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

Resolution 7. Resolution 7 proposes to re-appoint Somekh Chaikin, Member Firm of KPMG International, as Auditor of the Company and authorises the directors to set their remuneration.

The following table provides details of the audit fees and non-audit fees paid by the Company and its subsidiaries to Somekh Chaikin, Member Firm of KPMG International, for the year ended 31 December 2020:

Audit Fees:	US$555,000
Audit-related fees:	US$115,000*
Tax fees:	US$181,000
Total:	US$851,000

* including fees for M&A due diligence work.

Notes

1.
Holders of depository interests in respect of ordinary shares (“DI holder”) may only appoint Link Market Services Trustees Limited (the “Depository”) as their proxy. DI holders wishing to attend, speak and vote at the meeting should contact the Depository to request a Letter of Representation and this instruction is covered off in the notes on the Form of Direction.

2.
If you do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact Link Group on +44 (0) 371 664 0300. All forms must be signed and should be returned together in the same envelope.

3.
To be valid, any Form of Proxy or other instrument appointing a proxy and any power of attorney or other authority under which it is signed, or a notarially certified or office copy of such power or authority, must be received by post or (during normal business hours only) by hand at Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL by no later than 10.30 a.m. BST on 10 September 2021.

4.
In the case of DI holders, a Form of Direction must be completed in order to appoint the Depository whose registered office is at PXS 1, 29 Wellington Street, Leeds, LS1 4DL to vote on the holder’s behalf at the meeting. To be effective, a completed and signed Form of Direction must be deposited at Link Group no later than 10.30 a.m. BST on 9 September 2021.

5.
The return of a completed Form of Proxy, Form of Direction, or other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder or DI holder attending the Annual General Meeting and voting in person if he/she wishes to do so.

6.
Pursuant to the Israeli Companies Law, to be entitled to attend and vote at the Annual General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the register of the Company at 6.00 p.m. BST on 16 August 2021. Changes to the Company’s register after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Annual General Meeting.

7.
The quorum for the Annual General Meeting shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine.

8.
Any shareholder attending the Annual General Meeting is entitled pursuant to the Israeli Companies Law to ask any question relating to the business being dealt with at the meeting. The Company will answer any such questions unless (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; or (ii) the answer has already been given on a website in the form of any answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

9.
As at 2 August 2021, the Company’s issued share capital consisted of 151,847,099 ordinary shares, along with 28,891,296 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury. Therefore, the total voting rights in the Company as at 2 August 2021 were 151,847,099.

10.	The Board recommends that shareholders vote in favour of all items in the Notice.

11.
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

12.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to an instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent ID (RA10) by 10.30 a.m. BST on 9 September 2021 for DI holders and by 10.30 a.m. BST on 10 September 2021 for Shareholders . For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

13.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

14.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

15.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy.

16.
Copies of all documents referenced in this Notice are available for inspection during normal business hours at the registered office of the Company on any weekday (Fridays and public holidays excluded) and Sundays.